novozymes®

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA



10/26/2006

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcements no. 20 of October 2006.

Yours sincerely
Novozymes A/S



Ella Begtrup
Investor Relations
+45 44 42 23 79



Group financial statement for the first nine months of 2006

October 25, 2006

The results for the first nine months of 2006 are highly satisfactory. Growth in operating profit and sales of 11% and 8% respectively is wholly in line with the company's outlook. The financial outlook for 2006 is being adjusted upwards.

- Sales in the first nine months of 2006 rose by just over 8% to DKK 5,038 million from DKK 4,657 million in the same period of 2005. Measured in local currencies, sales rose by just over 7%
- Operating profit rose by 11% to DKK 1,006 million, compared with DKK 909 million in 2005
- The operating profit margin was 20.0%, compared with 19.5% in the equivalent period of 2005
- Net financial costs were DKK 110 million against DKK 24 million in the first nine months of 2005
- Net profit for the period rose by 1% to DKK 671 million from DKK 664 million. Adjusted for a negative effect relating to employee share options, net profit for the period was just over 4% higher than for the same period of last year
- Earnings per share (diluted) were DKK 13.68, an increase of 4% compared with the corresponding period of 2005
- Free cash flow before acquisitions rose by 8% to DKK 960 million from DKK 888 million. Free cash flow after acquisitions was DKK 885 million for the first nine months of 2006
- Return on invested capital (ROIC) rose to 20.6% from 19.8% in the same period of 2005

Outlook for 2006

Novozymes is adjusting its outlook for earnings and free cash flow upwards for 2006, assuming exchange rates remain the same. Growth in sales is expected to be approximately 8% (previously 7-9%), equivalent to approximately 8% (previously 6-8%) measured in local currencies. Operating profit is now expected to grow by approximately 10% (previously 7-9%), while growth in net profit is expected to be 5-6% (previously 5-7%). The outlook for free cash flow before acquisitions is being increased to DKK 950-1,000 million (previously DKK 850-950 million). It has further been decided to increase the frame for share buy-backs for 2006 by DKK 350 million to DKK 1,350 million (previously DKK 1 billion).

"We are very pleased with the results," says Steen Riisgaard, President and CEO of Novozymes. "We have had a really good third quarter with underlying growth in sales of 11%, and are standing by our outlook for sales for the year within the range originally indicated to the market. At the same time we have seen pleasing productivity improvements, enabling us to adjust the outlook for earnings upwards."

"In August 2006 Novozymes provided a bid for the Australian biotech company GroPep Ltd. as part of the strategy to leverage the company's biotech expertise and technology platform in order to build a new business area in recombinant ingredients for the biopharmaceutical industry. I am pleased to say, that based on the satisfactory result of the independent expert's assessment of the takeover scheme, GroPep's Board of Directors now confirms its unanimous recommendation that shareholders vote in favour of the Share Scheme. We thereby expect the transaction to be completed by year-end."

Income statement and balance sheet

8% growth underpins outlook for 2006

Sales

Sales in the first nine months of 2006 were DKK 5,038 million, an increase of just over 8% compared with the same period of 2005. Exchange rate movements had a positive effect on growth of approximately 1 percentage point. Measured in local currencies, sales rose by just over 7%. Activities acquired at the end of 2005 and during the first nine months of 2006 contributed approximately 0.5% of total growth.



Sales in DKK million
4,657
5,038
■ 9M 2005 ■ 9M 2006
Distribution of sales, 9M 2006
30%
30%
24%
10%
6%
■ Detergent enzymes
■ Other technical enzymes
■ Food enzymes
■ Feed enzymes
■ Microorganisms

Seen in isolation, sales in the third quarter of 2006 rose by 8% to DKK 1,756 million, against DKK 1,620 million in the third quarter of 2005. Average exchange rates for the company's key currencies were significantly lower in the third quarter of 2006 than in the same period of 2005, which had a negative effect on sales. Measured in local currencies, growth was 11%.

Novozymes A/S
Investor Relations
2006-45716-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales of enzymes

Appendices 1 and 2

Sales of enzymes in the first nine months of 2006 rose by 8% to DKK 4,771 million from DKK 4,424 million in the corresponding period of 2005. Exchange rate movements had a positive effect on sales of 1 percentage point for the period as a whole.

Seen in isolation, sales of enzymes in the third quarter of 2006 rose by 8% compared with the third quarter of 2005, and were negatively affected by exchange rate movements. Measured in local currencies, growth was approximately 11%.

Sales by business area for the first nine months 2005 - 2006


Sales in DKK million
1.506
1.535
1.242
1.486
1.137
1.229
540
521
233
267
Technical - detergent
Technical other
Food
Feed
Microorganisms
9M 2005
9M 2006

Growth in sales of detergent enzymes to all geographical markets

Sales of **detergent enzymes** rose by 2% in the first nine months of 2006, compared with the same period of 2005, in both DKK and local currencies. This positive development was mainly due to increasing sales of enzymes to Third World markets, while sales to established markets stabilised over the period.

Sales of detergent enzymes rose by 4% in DKK in the third quarter of 2006 compared with the third quarter of 2005. Growth was negatively affected by lower average exchange rates than in 2005. The trend in the third quarter of 2006 was mainly due to increasing demand from Asia and Latin America.

Continued significant growth rates in sales of enzymes for both fuel ethanol and starch

Sales of **other technical enzymes** rose by 20% in DKK, compared with the first nine months of 2005, and by 18% in local currencies. Sales of enzymes for fuel ethanol and starch continued to rise, which was the main reason for the growth, while sales to the textile industry grew more moderately. There were also healthy rates of growth within sales of pharmaceutical proteins.

Compared with the third quarter of 2005, there was growth of 18% in DKK and higher in local currencies. This trend was primarily driven by increased sales of enzymes for fuel ethanol and starch.

Increased sales of baking enzymes boosting growth

Sales of **food enzymes** rose by 8% in DKK in the first nine months of the year compared with 2005, including a positive exchange rate effect of 1 percentage point. This growth was primarily due to the trend in sales of baking enzymes, with the new distribution set-up in North America having a particularly positive impact. Growth in sales of enzymes for beverage alcohol and processed foods remained healthy, driven partly by increasing demand from Asia.
Growth in sales in the third quarter of 2006 compared with the third quarter of 2005 was 14% and was negatively affected by exchange rate movements. The trend in sales of baking enzymes had the greatest impact. Some of the growth in baking enzymes was due to stock building in the distributor chain.

Lower sales of feed enzymes than expected balanced out by increased sales in other industries

Sales of **feed enzymes** were 4% lower in DKK in the first nine months of 2006 compared with the same period of 2005, and 5% lower, when measured in local currencies. This was not a direct reflection of the sales development of the alliance with DSM. The reason for the lower sales was primarily lower in-market prices, while the market share was unchanged. Further, improved productivity of new phytases affected sales negatively given the nature of the alliance. Based on this development expectations to sales of feed enzymes for 2006 are being reduced. This change in expectations is counterbalanced by higher sales in other business areas.
Sales in the third quarter of 2006 were 12% lower than in the same period of last year. Exchange rate movements had a negative effect on sales of 2 percentage points. The lower sales were due to the reasons mentioned above and to inventory adjustments at Novozymes' alliance partner.

Sales of microorganisms

High growth and increasing geographical diversification in sales of microorganisms

Sales of microorganisms rose by 15% in the first nine months of 2006 compared with the same period of last year. Adjusted for a positive exchange rate effect, sales rose by 13%. The positive trend was primarily driven by increasing sales of microorganisms for institutional and household cleaning, but there was a general increase in sales in all areas. The geographical diversification of sales continued, with a particularly marked increase in sales in Europe.
Sales in the third quarter of 2006 rose by 8% in DKK, but by 12% in local currencies compared with 2005. Growth in the third quarter was again driven primarily by increased sales for institutional and household cleaning.

Appendix 2

Sales by geographical area

Growth highest in North America and Asia

Sales in Europe rose by 1% in the first nine months of 2006 in both DKK and local currencies. The highest growth was achieved in sales of microorganisms and brewing enzymes and enzymes for fuel ethanol. The positive trend was reduced by lower sales of feed enzymes and a geographical shift in sales to the baking industry.

Sales in North America rose by 18% in DKK and slightly less in local currencies. The primary growth factors were rising sales of enzymes for the fuel ethanol, starch and

Novozymes A/S
Investor Relations
2006-45716-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1

11% growth in earnings and increasing margin

Operating profit

Operating profit for the first nine months of 2006 rose to DKK 1,006 million from DKK 909 million in 2005, an increase of 11%. Exchange rate movements had a small positive effect on growth in operating profit. The operating profit margin, expressed as operating profit as a percentage of sales, was 20.0% against 19.5% in the equivalent period of 2005.



Operating profit (EBIT), DKK million
909
1,006
9M 2005 9M 2006
Operating profit margin, %
19.5
20.0
9M 2005 9M 2006

Appendix 1

Net financial items

Net financial costs rose to DKK 110 million from DKK 24 million in the same period of 2005. This increase was mainly due to two factors: a net foreign exchange loss of DKK 62 million, related to hedging of the company's currency exposure; and an increased liability relating to employee share options, driven by a higher share price for the underlying shares. The increase of DKK 28 million compared with last year has taken the total liability to DKK 29 million. Net interest expenses were lower in the first nine months of 2006 than in 2005 as a result of tax-related non-recurring income.

Net interest-bearing debt rose to DKK 1,131 million, compared with DKK 773 million for the same period of last year and DKK 877 million at year-end 2005.

Profit before tax and net profit for the period

Appendix 1

Profit before tax for the first nine months of 2006 was DKK 896 million, 1% higher than the profit of DKK 885 million in 2005.

Moderate growth due to increased net financial costs

Net profit for the period rose to DKK 671 million from DKK 664 million in 2005, an increase of approximately 1%. This moderate development was due primarily to increased net financial costs. Adjusting net profit for the period for the negative effect of the liability relating to employee share options, underlying growth in net profit for the period was just over 4%.

Appendix 3

Cash flow, investments and acquisitions

8% increase in

Free cash flow before acquisitions for the first nine months of 2006 was DKK 960 million against DKK 888 million for the same period of 2005, an increase of 8%. This

Novozymes A/S
Investor Relations
2006-45716-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

free cash flow before acquisitions

increase can primarily be attributed to tax-related one-off items in the second quarter of 2006, which had a positive effect on free cash flow.

Cash flow from operating activities in the first nine months of 2006 was negatively affected by an increase in working capital. This trend was mainly due to an increase in receivables. Net investments before acquisitions rose to DKK 309 million for the first nine months of 2006 from DKK 230 million in 2005. This increase related mainly to the conversion of Novozymes' production facilities in Lund, Sweden.

Increasing activity in acquisitions

At the start of July 2006 Novozymes completed the purchase of Delta Biotechnology Ltd (now Novozymes Delta), cf. Stock Exchange Announcement of June 12, 2006. This took the total amount spent on acquisitions in the first nine months of the year to DKK 75 million. At the end of September 2006 Novozymes also made a minor acquisition of a technology within pest control for the microorganism business from the US company Earth BioScience. The transaction had not been completed at the end of the third quarter, and has therefore not been included in the above amount for acquisitions.

Acquisition of GroPep Ltd. awaiting approval of shareholders and government authorities

In mid-August Novozymes made an offer for the Australian biotech company GroPep Ltd., cf. Stock Exchange Announcement of August 13, 2006. GroPep Ltd. is listed on the Australian Stock Exchange (ASX). The offer was submitted as a "Scheme of Arrangement" and prescribed certain conditions, including an independent expert's report to assess whether the takeover scheme was reasonable and in the shareholders' best interests, and satisfactory completion of environmental due diligence. These two conditions have now been satisfied, and the acquisition now needs to be voted through by the shareholders at an extraordinary general meeting in mid-November 2006 and to be granted final approval by the relevant authorities in Australia.

Appendix 4

Balance sheet and Statement of shareholders' equity

Shareholder's equity was DKK 3,325 million at the end of the third quarter of 2006, against DKK 3,794 million on January 1, 2006. Shareholders' equity was increased by net profit for the period and currency translation adjustments in respect of subsidiaries' net assets, but reduced by dividend payments and purchase of treasury shares. Shareholders' equity represented 45% of the balance sheet total, against 52% at year-end 2005.

A dividend of DKK 257 million was paid for 2005. Purchase of treasury shares, reduced by exercise of share options (DKK 95 million), decreased shareholders' equity by DKK 905 million in the period.

Increase of DKK 350 million in frame for share

At the end of the third quarter the holding of treasury shares was approximately 3.0 million B shares, equivalent to 4.7% of the share capital. Novozymes has purchased treasury shares worth just under DKK 1 billion in 2006, and has thus virtually

Novozymes A/S
Investor Relations
2006-45716-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

buy-backs in 2006

exhausted the approved frame for 2006. It has now been decided to increase the frame for share buy-backs in 2006 by a further DKK 350 million to a total of DKK 1,350 million for the present year. This leaves a figure of DKK 750 million of the overall share buy-back programme of DKK 4 billion; the programme is expected to be concluded by the end of 2007.

IAS 34

Accounting policies

The financial statement for the third quarter of 2006 has been prepared in accordance with "International Accounting Standards (IAS 34)" as approved by the EU. The financial statement follows the same accounting policies as the Novozymes Report 2005.

Outlook for 2006

Management incentive programme

Share bonus expected to be released to the Management in 2007

In 2004 Novozymes adopted an incentive programme for the Management for the period 2004-2006, cf. the more detailed description in The Novozymes Report 2004 and 2005. In this connection a pool of 185,955 B shares was set aside, which will be released to the Management in 2007 depending on the economic value added in the specified period.

The results for the third quarter of 2006 have taken accumulated growth in economic value for the accrual period to October 1, 2006 above DKK 1.5 billion. As a result, it is expected that the full share bonus of 185,955 B shares will be released to all of the Management in 2007. The full share bonus is equivalent to a value of approximately DKK 85 million based on the closing price of the Novozymes B share on the Copenhagen Stock Exchange on October 24, 2006 (price DKK 459).

Using the Black & Scholes model, the total cost of the full share bonus programme is approximately DKK 38 million. The cost of the share bonus programme has been accrued over the financial years 2004-2006.

Outlook for 2006

The spot rate on October 24, 2006 for the company's key currencies was lower for the USD and JPY but higher for the CNY relative to the DKK than the average rates in 2005. As a result the average rate for 2006 is expected to be lower for the USD and JPY and higher for the CNY than the average exchange rates for 2005.

Novozymes A/S
Investor Relations
2006-45716-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

(DKK)	USD	JPY	CNY
Average exchange rate 2005	600	5.45	73.25
Spot rate October 24, 2006	594	4.97	75.23
Estimated average exchange rate 2006*	599	5.13	75.00
Change estimated ave. exchange rate 2006 compared with ave. exchange rate 2005	0%	-6%	2%

* Estimated ave. exchange rate is calculated as avg. ytd combined with spot rate as of October 24, 2006

The outlook for earnings and free cash flow for 2006 is being adjusted upwards. Growth in operating profit is now expected to be approximately 10%. Growth in sales is expected to be approximately 8%, still within the original parameters. The frame for share buy-backs in 2006 is being increased by DKK 350 million to a total of DKK 1,350 million.

This outlook is based on exchange rates remaining at their current levels for the rest of 2006, particularly the USD, CNY and JPY. In greater detail, the outlook is as follows:

Sales	Growth in sales of approximately 8% in both DKK and local currencies
New products	Launch of 6-8 new products in 2006
Operating profit	Growth in operating profit of approximately 10%. For the full year 2006 a 5% change in the exchange rate for the USD and JPY is expected to have an impact on operating profit of DKK 30-40 million and DKK 5-15 million respectively
Operating profit margin	Operating profit margin of 19-20%
Net financials	Net financial costs of DKK 110-120 million
Net profit	Growth in net profit of 5-6%
Investments	Investments before acquisitions in the region of DKK 450-500 million
Free cash flow	Free cash flow before acquisitions in the region of DKK 950-1,000 million
ROIC	Return on invested capital (ROIC) of 19-20%

Novozymes A/S
Investor Relations
2006-45716-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



Environmental and social discussion

Appendix 6

Water and energy – effective utilisation of resources

Consumption of water and energy, adjusted for stockbuilding in the period, rose by 2% and 4% respectively in the first nine months of 2006 compared with the same period of last year.

Significant spills

There were no significant spills in the first nine months of 2006.

Occupational accidents

The frequency of reported occupational accidents resulting in absence fell to 3.0 per million working hours after the first nine months of 2006, compared with a frequency of 4.5 for the equivalent period of 2005.

Rate of employee turnover and absence

Measured at the end of the third quarter of 2006, the rate of employee turnover for the 12 months to date was 7.7%, which was 1.9 percentage points higher than in the same period of 2005. The rate was affected by increased demand for labour on both the Danish and US markets. Based on this, the target of a maximum rate of employee turnover of 7% in 2006 should be viewed as a challenge. The rate of absence was 2.2% for the period, which is 0.3 percentage points lower than in the first nine months of 2005.

Novozymes has set a number of targets within the environmental and social area for 2006. A complete overview of these targets will be found in The Novozymes Report 2005, see www.novozymes.com.

Novozymes A/S
Investor Relations
2006-45716-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Forward-looking statements

This Stock Exchange Announcement contains forward-looking statements, including the financial outlook for 2006. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Bagsværd, October 25, 2006

Board of Directors
Novozymes A/S

Contacts:

Media relations:
Cirkeline Buron
Tel. (direct): +45 4446 0626
Tel. (mobile): +45 3077 0626

Kenneth Aukdal
Tel. (direct): +45 4442 6615
Tel. (mobile): +45 3079 6615

Investor relations:
Lene Aabo
Tel. (direct): +45 4446 0082
Tel. (mobile): +45 3077 0082

Tobias Bjørklund (North America)
Tel. (direct): +1 919 494 3483
Tel. (mobile): +1 919 649 2565

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the unaudited Group financial statement for Novozymes A/S for the third quarter of 2006.

The financial statement has been prepared in accordance with International Financial Reporting Standards (IAS 34), as adopted by the EU, and the regulations of the Copenhagen Stock Exchange for the presentation of quarterly financial statements by listed companies.

In our opinion the accounting policies used are appropriate and the Group financial statement gives a true and fair view of the Group's assets, liabilities, net profit and financial position at September 30, 2006, and of the Group's activities and cash flow for the third quarter of 2006.

Bagsværd, October 25, 2006

Management:

Steen Riisgaard
President and CEO

Per Falholt
Per Månsson
Peder Holk Nielsen
Arne W. Schmidt

Board of Directors:

Henrik Gürtler
Chairman

Kurt Anker Nielsen
Vice Chairman

Paul Petter Aas

Jerker Hartwall
Arne Hansen
Søren Jepsen

Ulla Morin
Walther Thygesen
Hans Werdelin

Novozymes A/S
Investor Relations
2006-45716-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendices

Novozymes A/S
Investor Relations
2006-45716-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1: Main items and key figures

(DKK million)	2006 9M	2005 9M	% change	2006 3Q	2005 3Q	% change
Sales	**5,038**	**4,657**	**8%**	**1,756**	**1,620**	**8%**
- Enzymes	4,771	4,424	8%	1,673	1,543	8%
- Microorganisms	267	233	15%	83	77	8%
Gross profit	**2,744**	**2,502**	**10%**	**949**	**861**	**10%**
Gross margin	54.5%	53.7%	-	54.0%	53.1%	-
Operating profit	**1,006**	**909**	**11%**	**349**	**312**	**12%**
Operating profit margin	20.0%	19.5%	-	19.9%	19.3%	-
Net financials	(110)	(24)	-	(44)	(16)	-
Profit before tax	**896**	**885**	**1%**	**305**	**296**	**3%**
Corporation tax	(225)	(221)	2%	(77)	(73)	5%
Net profit	**671**	**664**	**1%**	**228**	**223**	**2%**
Attributable to:						
Shareholders in the parent company	665	663	0%	227	223	2%
Equity minority interests	6	1	-	1	0	-
Foreign exchange gain/(loss), net	(62)	(4)	-	(37)	(8)	-
Interest income/(costs)	(16)	(13)	-	(13)	(5)	-
Other financial items	(32)	(7)	-	5	(3)	-
Total financial income/(costs)	**(110)**	**(24)**	-	**(44)**	**(16)**	-
Earnings per DKK 10 share	**14.03**	**13.42**	**5%**	**3.61**	**3.42**	**6%**
Average no. of A/B shares, outstanding (million)	63.2	65.9	-	62.8	65.2	-
Earnings per DKK 10 share (diluted)	**13.68**	**13.10**	**4%**	**3.52**	**3.34**	**6%**
Average no. of A/B shares, diluted (million)	64.8	67.5	-	64.4	66.8	-
Free cash flow before acquisitions	**960**	**888**	**8%**	**360**	**408**	**-12%**
Return on invested capital after tax (ROIC), incl. goodwill	20.6%	19.8%	-	22.5%	19.6%	-
Net interest-bearing debt	1,131	773	46%	1,131	773	46%
Equity ratio	44.7%	52.1%	-	44.7%	52.1%	-
Return on equity	25.1%	22.9%	-	26.7%	23.3%	-

Novozymes A/S
Investor Relations
2006-45716-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 2: Distribution of sales

2.1 By industry

(DKK million)	2006 9M	2005 9M	% change YTD	2006 3Q	2005 3Q	% change 3Q/3Q
Enzymes	**4,771**	**4,424**	**8**	**1,673**	**1,543**	**8**
- technical enzymes	3,021	2,747	10	1,058	958	10
- detergent	1,535	1,506	2	538	516	4
- other technical	1,486	1,241	20	520	442	18
- food enzymes	1,229	1,137	8	438	385	14
- feed enzymes	521	540	(4)	177	200	(12)
Microorganisms	**267**	**233**	**15**	**83**	**77**	**8**
Sales	**5,038**	**4,657**	**8**	**1,756**	**1,620**	**8**

2.2 By geographical region

(DKK million)	2006 9M	2005 9M	% change YTD	% currency impact	% change in local currency
Europe, Middle East & Africa	2,122	2,103	1	0	1
North America	1,536	1,298	18	1	17
Asia Pacific	1,035	927	12	2	10
Latin America	345	329	5	4	1
Sales	**5,038**	**4,657**	**8**	**1**	**7**

2.3 Quarterly sales by industry

	2006			2005				% change
(DKK million)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 / Q3
Enzymes	**1,673**	**1,559**	**1,539**	**1,549**	**1,543**	**1,479**	**1,402**	**8**
- technical enzymes	1,058	982	981	987	958	915	874	10
- detergent	538	492	505	508	516	490	500	4
- other technical	520	490	476	479	442	425	374	18
- food enzymes	438	404	387	354	385	396	356	14
- feed enzymes	177	173	171	208	200	168	172	(12)
Microorganisms	**83**	**90**	**94**	**75**	**77**	**82**	**74**	**8**
Sales	**1,756**	**1,649**	**1,633**	**1,624**	**1,620**	**1,561**	**1,476**	**8**

2.4 Quarterly sales by geographical region

	2006			2005				% change
(DKK million)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q2 / Q2
Europe, Middle East & Africa	750	689	683	656	723	714	666	4
North America	524	507	505	475	444	440	414	18
Asia Pacific	354	340	341	351	326	303	298	9
Latin America	128	113	104	142	127	104	98	1
Sales	**1,756**	**1,649**	**1,633**	**1,624**	**1,620**	**1,561**	**1,476**	**8**

Novozymes A/S
Investor Relations
2006-45716-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 3: Statement of cash flow and financial resources

(DKK million)	2006 9M	2005 9M
Net profit	**671**	**664**
Reversals of non-cash expenses	711	542
Corporation tax paid	48	(210)
Interest received	106	45
Interest paid	(103)	(51)
Cash flow before change in working capital	**1,433**	**990**
Change in working capital		
(Increase)/decrease in receivables	(165)	51
(Increase)/decrease in inventories	(4)	(23)
(Increase)/decrease in trade payables and other liabilities	5	100
Cash flow from operating activities	**1,269**	**1,118**
Investments		
Purchase of intangible fixed assets	(23)	(6)
Sale of property, plant and equipment	19	-
Purchase of property, plant and equipment	(305)	(224)
Cash flow from investing activities before acquisitions	**(309)**	**(230)**
Free cash flow before acquisitions	**960**	**888**
Acquisition of activities and companies	(75)	-
Free cash flow after acquisitions	**885**	**888**

Novozymes A/S
Investor Relations
2006-45716-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 4: Balance sheet at September 30, 2006

4.1: Balance sheet at September 30, 2006

Assets (DKK million)	2006 9M	2005 End
Completed IT development projects	34	52
Acquired patents, licences and know-how	282	239
Goodwill	138	120
IT development projects in progress	34	20
Intangible fixed assets	**488**	**431**
Land and buildings	1,719	1,796
Production equipment and machinery	924	985
Other equipment	294	315
Plant, property and equipment under construction	509	381
Property, plant and equipment	**3,446**	**3,477**
Deferred tax assets	**33**	**42**
Non-current financial assets (non-interest-bearing)	**12**	**20**
Total fixed assets	**3,979**	**3,970**
Raw materials and consumables	184	178
Goods in progress	303	305
Finished goods	744	714
Inventories	**1,231**	**1,197**
Trade receivables	1,208	1,056
Tax receivable	188	318
Other receivables	178	163
Receivables	**1,574**	**1,537**
Financial assets (interest-bearing)	137	132
Financial assets (non interest-bearing)	38	19
Total financial assets	**175**	**151**
Cash at bank and in hand	**480**	**454**
Total current assets	**3,460**	**3,339**
Total assets	**7,439**	**7,309**

Novozymes A/S
Investor Relations
2006-45716-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Liabilities and shareholders' equity (DKK million)	2006 9M	2005 End
Share capital	650	696
Treasury shares	(1,360)	(1,659)
Other reserves	138	122
Retained earnings	3,858	4,602
Minority interests	39	33
Total shareholders' equity	**3,325**	**3,794**
Deferred tax liabilities	535	574
Long-term employee benefits	11	17
Non-current provisions	88	63
Non-current financial liabilities (interest-bearing)	1,680	1,353
Non-current financial liabilities (non-interest-bearing)	48	43
Other non-current liabilities (interest-bearing)	22	23
Total non-current liabilities	**2,384**	**2,073**
Financial liabilities (interest-bearing)	46	87
Financial liabilities (non-interest-bearing)	25	81
Provisions	20	11
Trade payables	286	313
Tax payable	203	48
Other current liabilities	1,150	902
Total current liabilities	**1,730**	**1,442**
Total liabilities	**4,114**	**3,515**
Total liabilities and shareholders' equity	**7,439**	**7,309**

Novozymes A/S
Investor Relations
2006-45716-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 5: New products launched in 2006

Q2 2006	Liquanase®, a detergent enzyme which is effective on protein-based stains, particularly dried-in blood, and gets clothes clean at lower temperatures
Q2 2006	Cerezyme®, an enzyme for brewing based on sorghum
Q2 2006	BPX-1, a more effective enzyme for starch-based fuel ethanol produced by the one-step process (also known as the 'cold process')
Q2 2006	Novo BioClean, a microorganism for institutional and household cleaning used to clean carpets
Q3 2006	NovoBate®, an enzyme for the leather industry, which enables a more gentle bating of the leather providing a higher quality

Appendix 6: Selected key figures, environmental and social area

	2006 9M	2005 9M	% change 9M / 9M
Water consumption (inventory-adjusted), 1,000 m³	3,510	3,450	2
Energy consumption (inventory-adjusted), 1,000 GJ	2,421	2,336	4
Significant spills	-	1	
Frequency of fatalities	-	-	
Frequency of occupational accidents per million working hours	3.0	4.5	
Employees at September 30	4,404	4,057	
Rate of employee turnover	7.7%	5.8%	
Rate of absence	2.2%	2.5%	

Novozymes A/S
Investor Relations
2006-45716-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27



Appendix 7: Stock Exchange Announcements 2006 to date

January 24, 2006	Group financial statement for 2005
March 2, 2006	Shareholders meeting 2006 of Novozymes A/S
April 26, 2006	Group financial statement for Q1 2006
June 12, 2006	Novozymes acquires Delta Biotechnology Ltd
June 13, 2006	Reduction of share capital
July 6, 2006	Acquisition of Delta Biotechnology Ltd completed
August 8, 2006	Group financial statement for 1H 2006
August 14, 2006	Proposal to acquire GroPep Ltd.
August 22, 2006	Purchase of treasury shares

Appendix 8: Financial calendar 2006

November 28, 2006	Capital Markets Day 2006
January 25, 2007	Group financial statement for 2006

Novozymes A/S
Investor Relations
2006-45716-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27